Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: WEC Energy Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

WEC Energy Group, Inc. NYSE:WEC: Due to the company’s FAILURE to:

●	Include scope 3 greenhouse gas (GHG) emissions in its net zero ambition and medium-term targets
●	Align its operating and planned coal and fossil gas-fueled generation capacity with a Below 2°C Scenario or a 1.5°C scenario, and
●	Make a specific commitment to ensure its trade associations lobby in accordance with the Paris Agreement and refrain from taking negative positions on U.S. climate change policy;

Vote AGAINST:

●	Executive Chair, Gale Klappa (Item 1.07),
●	Independent Lead Director, William M. Farrow III (Item 1.04), and
●	Audit and Oversight Committee Chair, Danny L. Cunningham (Item 1.03).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

WEC Energy Group (WEC) had the fourteenth-highest CO2 emission rate (CO2 lb/MWh) in the U.S. in 20201 while generating the eighteenth-most electricity among privately/investor owned power producers.2 In 2021 WEC relied on fossil fuel sources for 72% of its total generation.3 The company is among the 166 target companies named by Climate Action 100+ as the most significant global emitters and “key to driving the global net zero emissions transition.”4

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the United States.5 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy.6 Their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of the transportation and industrial sectors as electrification efficiencies are implemented.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. The board chair, lead independent director where the position exists, and other board members with climate-related oversight responsibilities should be held accountable for oversight failures related to decarbonization.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators, while still focusing on the core pillars of target setting, disclosure and measurement, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	—
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	✓
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	—
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	✓
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	X
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

WEC aims to be net carbon neutral by 2050.7 Similarly, the company has established a 2030 CO2 reduction goal of 80% below 2005 levels for electric generation, and a 2030 net zero methane emissions goal for natural gas distribution.8 The company’s 2050 and 2030 targets cover at least 95% of its scope 1 and scope 2 emissions.9 However, the company has not established goals for reducing its scope 3 emissions, such as those derived from its customers’ use of fossil gas or purchased power delivered.10 In 2021 scope 3 emissions from WEC customers’ use of natural gas was estimated to be 25.6 million metric tons CO2e, vs the 21.2 million from the company’s scope 1 emissions from electricity generation.11 WEC has indicated that it is in the development process of a comprehensive scope 3 emissions reduction strategy.12

The Transition Pathway Initiative (TPI) has assessed WEC’s 2021-2030 decarbonization trajectory to be out of alignment with the global 1.5°C decarbonization pathway,13 not to mention the 1.5°C pathway for advanced economies that requires net zero emissions from power production by 2035.14 The same assessment calculated WEC’s 2021-2030 targeted pathway to be in alignment with the global below 2°C scenario.15

Capital allocation and investment plans

Climate Action 100+ Net Zero Benchmark Indicators
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Coal Phase-Out	Has the company announced a full phase-out of coal units by 2040 that is consistent with Carbon Tracker Initiative's (CTI’s) interpretation of the International Energy Agency’s (IEA’s) Beyond 2°C Scenario (B2DS)?	X
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Gas Phase-Out	Has the company announced a full phase-out of gas units by 2050 that is consistent with CTI's interpretation of the IEA’s B2DS?	X

WEC plans to eliminate coal as an energy source by the end of 2035.16 Similarly, the company anticipates using coal as a backup fuel only by the end of 2030, and its near-term retirements include six units totaling 1,439 MW of coal-fired generation capacity.17 Accordingly, one-third of WEC’s operating and planned coal-fired generation capacity remains out of alignment with the Carbon Tracker Initiative’s interpretation of the IEA’s B2DS,18 let alone a 1.5°C scenario which would require even faster closure timelines.

In its 2022 Climate Report, WEC emphasizes the importance of new fossil gas-fueled generation as a replacement for older coal-units and gas units.19 As such, fossil gas-fueled plants are projected to make up 32% of WEC’s 2030 generation portfolio,20 with half of the company’s operating and planned fossil gas-generation capacity out of alignment with the IEA’s B2DS,21 let alone a 1.5°C scenario.

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.	44%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	40%

WEC’s positions on U.S. climate change policy, including at the state level in its operating jurisdictions, appear to be mostly negative, according to InfluenceMap.22 The company has advocated for preserving the role of fossil gas in the energy mix, taken negative positions on gas ban preemption legislation and lobbied against GHG emissions caps, renewable energy credits and energy efficiency provisions at the state level.23

In spite of WEC’s top-line commitment to conduct all of its lobbying in line with the goals of the Paris Agreement, the company does not publicly disclose its climate-related lobbying activities, such as meetings and policy submissions.24 Likewise, the company does not have a process to ensure its trade associations lobby in accordance with the Paris Agreement on its behalf.25 WEC’s lack of commitment with regard to its trade association affiliations is concerning given the company’s Board-level membership to the American Gas Association, which is strategically involved in negative top-line messaging, policy positions, and campaigns against the clean energy transition.26

Conclusion: WEC has failed to include its scope 3 GHG emissions in its net zero ambition and medium-term targets, align its operating and planned coal and fossil gas-fueled generation capacity with a B2DS or a 1.5°C scenario, make a specific commitment to ensure its trade associations lobby in accordance with the Paris Agreement, and refrain from taking negative positions on U.S. climate change policy. Therefore, it is recommended that shareholders vote AGAINST Gale Klappa (Item 1.07), William M. Farrow III (Item 1.04), and Danny L. Cunningham (Item 1.03) at the company’s annual meeting on May 4, 2023.

1 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 14

2 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 9

3 WEC, Pathway to a Clean Energy Future: 2022 Climate Report, August 2022 https://wecenergygroup.com/csr/climate-report2022.pdf, p.14

4 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/, accessed April 19, 2023

5 U.S. Energy Information Administration, “Frequently Asked Questions,” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11, accessed April 19, 2023

6 Ceres, et al., Benchmarking Air Emissions, p. 7

7 WEC, Pathway to a Clean Energy Future, p. 6

8 WEC, Pathway to a Clean Energy Future, p. 6

9 Climate Action 100+, “WEC Energy Group, Inc.,” Company Assessment, https://www.climateaction100.org/company/wec-energy-group-inc/, accessed April 19, 2023

10 WEC, Pathway to a Clean Energy Future, p. 46

11 WEC, Pathway to a Clean Energy Future, p. 46

12 WEC, Pathway to a Clean Energy Future, p. 46

13 WEC, Pathway to a Clean Energy Future, p. 4

14 IIGCC as part of Climate Action 100+, Global Sector Strategies: Investor interventions to accelerate net zero electric utilities, October 2021, https://www.climateaction100.org/wp-content/uploads/2021/10/Global-Sector-Strategy-Electric-Utilities-IIGCC-Oct-21.pdf, p. 6

15 WEC, Pathway to a Clean Energy Future, p. 4

16 WEC, Our “ESG” Progress Plan Update (Investor Update), April 2023, https://s22.q4cdn.com/994559668/files/doc_presentations/2023/Mar/27/04-2023-april.pdf, p. 20

17 WEC, Our “ESG” Progress Plan Update, p. 20

18 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

19 WEC, Pathway to a Clean Energy Future, p. 15

20 WEC, Our “ESG” Progress Plan Update, p. 14

21 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

22 InfluenceMap, “WEC Energy Group Inc,” LobbyMap, https://lobbymap.org/company/WEC-Energy-Group-Inc-ba7ae7a1bbf87e08cce4e074235eaf2d/projectlink/WEC-Energy-Group-Inc-in-Climate-Change-2a35d84ac6dddac8a3eb1b227a1e4ebb, accessed April 19, 2023

23 InfluenceMap, “WEC Energy Group Inc”

24 Climate Action 100+, “WEC Energy Group, Inc”

25 Climate Action 100+, “WEC Energy Group, Inc”

26 InfluenceMap, “American Gas Association,” LobbyMap, https://lobbymap.org/influencer/American-Gas-Association-bc1dc2f7fbce7747ce06e6c537cb8fdc/projectlink/American-Gas-Association-in-Climate-Change-12e4ede7ec85d33e314a6535b6e7bf20, accessed April 19. 2023